Minaro Corp.

Kleonos 8A, Lakatameia,

2333, Cyprus

+35722000344

inf@minaro-corp.com

August 6, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:

William Thompson, Accounting Branch Chief

Katherine Bagley, Staff Attorney

Jennifer Lopez-Molina, Staff Attorney

Lisa Kohl, Legal Branch Chief

Re:

Minaro Corp.

Registration on Form S-1

File No. 333-223963

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Messrs.:

Pursuant Rule 461 promulgated under the Securities Act of 1933, as amended, Minaro Corp. (the “Registrant”) hereby requests acceleration of the effective date of its registration statement on Form S-1 (File No.: 333-223963), as amended (the “Registration Statement”), such that it may become effective on Wednesday, August 8, 2018 at 1:00 p.m. eastern time or as soon as practicable thereafter.

The Registrant confirms that it is aware of its obligations under the Act.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Yulia Lazaridou

Yulia Lazaridou

President of Minaro Corp.